Exhibit 99.10

Schedule prepared in accordance with Instruction 2 to Item 601 of Regulation S-K

The director offer and acceptance letters dated March 3, 2010 are substantially identical in all material respects except as to the director, annual compensation and the restricted common stock or stock option.

Director	Annual Compensation	Restricted Stock or Stock Option (pre-reverse split)
Hal Lieberman	$30,000.00	200,000 shares of stock option
Laura Philips	$20,000.00	200,000 shares of restricted common stock or stock option
Jingang Wang	$20,000.00	200,000 shares of stock option
Bing Li	$20,000.00	200,000 shares of stock option

The text of the director offer and acceptance letter is incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.